Brocade 130 Holger Way, San Jose, CA 95134
T. 408.333.8000 F. 408.333.8101 www.brocade.com

August 20, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Stop 6010

Washington, DC 20549

Attention: Matthew Crispino

Stephani Bouvet

Re:	Brocade Communications Systems, Inc.
Registration Statement on Form S-4/A, File No. 333-167625

Dear Ladies and Gentlemen:

The undersigned registrant hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced registration statement on Form S-4/A (the “Registration Statement”) to become effective at 2:00 p.m. (Eastern time) on Tuesday, August 24, 2010, or as soon as practicable thereafter.

Pursuant to the Commission’s letter dated July 13, 2010 regarding the Registration Statement, the undersigned registrant acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

BROCADE COMMUNICATIONS SYSTEMS, INC.

By:	/s/ Tyler Wall
Tyler Wall
Vice President, General Counsel, and Corporate Secretary

cc:	Richard Deranleau
Tom MacMitchell, Esq.
Nancy H. Wojtas, Esq.